UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

ALLIANCE BETWEEN IVECO AND BARCLAYS TO PROVIDE FINANCIAL SERVICES

SIGNATURES

ALLIANCE BETWEEN IVECO AND BARCLAYS TO PROVIDE FINANCIAL SERVICES

IVECO and Barclays Asset and Sales Finance have agreed to combine their respective strengths by creating IVECO Finance Holdings, a new venture that will provide commercial vehicle financing and leasing solutions to Iveco customers in France, Germany, Italy, Switzerland and the U.K.

Iveco will transfer certain of its financing subsidiaries to IVECO Finance Holdings. Barclays will then acquire a 51% controlling stake in such company for a consideration of €96.8m. IVECO will hold the remaining 49%. The proposed transaction is subject to the necessary regulatory approvals.

The purpose of IVECO Finance Holdings is to provide IVECO’s customers and dealers with competitive commercial vehicle financing by combining Barclays’ strength and competitiveness in the financing business with IVECO’s expertise in the research, development, design, manufacture and sales and marketing of commercial vehicles.

Barclays Asset and Sales Finance already has a strong presence in many of IVECO’s principal markets and IVECO Finance Holdings will provide opportunities for further expansion of existing operations as well as the development of new markets. It also serves Barclays strategic aim of developing retail and commercial banking activities in selected markets outside the UK.

The new company will maintain the operational and business structure of IVECO’s previous captive financing company .It will offer hire purchase, finance leasing and contract hire solutions to IVECO dealers, large fleets and retail customers in France, Germany, Italy, Switzerland and the United Kingdom.

As of 31 December 2004, IVECO Finance Holdings manages a fleet of 88,700 financed units, representing a managed outstanding in excess of €2 bn. The commercial vehicle financing market is expected to grow at over twice the rate of Eurozone GDP over the medium term.

Paolo Monferino, the CEO of Iveco said, “IVECO Finance Holdings will allow IVECO’s financing business to become more competitive and will assist us in providing innovative solutions to increasingly sophisticated customer needs. It will enable an already successful business to be further developed by drawing on the balance sheet strength and asset finance expertise of Barclays.”

Stephen Price, Managing Director of Barclays Asset and Sales Finance commented:”This is a great opportunity which combines the market presence and scale of a leading commercial vehicle manufacturer with the scale and resources of a global financial services provider. It will accelerate the development of the Barclays Asset and Sales Finance business in Europe by giving us a significant presence in a number of new markets and the ability to work with an acknowledged industry leader in the commercial vehicle sector.

Luigi Gubitosi, CFO of Fiat said: “We are pleased with this transaction as it further enhances IVECO’s strong commercial offer to its dealers and customers, while freeing approximately €2bn of financial resources which will further strengthen the Group’s liquidity”.

April 11, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 11, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney